September 16, 2005

Mail Stop 4561

Bobby Yazdani
CEO and Chairman
Saba Software, Inc.
2400 Bridge Parkway
Redwood Shores, California 94065-1166

Re:	Saba Software, Inc.
	Registration Statement on Form S-3/A
	Filed August 31, 2005
	File No. 333-125778

	Form 10-K for the fiscal year ended May 31, 2005
	File No. 0-30221

Dear Mr. Yazdani:

	This is to advise you that we have limited our review of your filings to the significance of the THINQ acquisition, identification of selling security holders and disclosure in your periodic report in response to Items 307 and 308(c) of Regulation S-K. Where indicated, we think you should revise your documents in response to these comments.

Selling Security Holders, page 11

1. You disclose in this section and in your response to comment 2 of our letter dated July 13, 2005 that you will provide a post-effective amendment or prospectus supplement to include information concerning selling security holders not identified in your selling security holder table. As you are aware, only security holders that are named as selling security holders or transferees, donees and pledgees of those named holders can use this prospectus. Information regarding other selling security holders that are unnamed in the prospectus prior to effectiveness, may only be added by post-effective amendment to the registration statement. Please revise your registration statement to clarify.
2. We refer to your response to comment 3 of our letter dated July 13, 2005. Please revise your document to indicate clearly in this section that none of your selling security holders are broker-dealers. Please identify in this section which selling security holders are affiliated with registered broker-dealers and briefly describe the affiliation. Finally, revise to state per your supplemental response that at the time of the purchase of the securities to be resold the selling security holder had no arrangements or understandings, directly or indirectly, with any person to distribute the securities.
3. We refer you to your response to comment 4 of our letter dated July 13, 2005. Please provide additional supplemental information on the selling security holder with an open position. Please advise as to the name of the entity, the number of shares to be resold and the position he maintains as of a practicable date prior to responding to this comment.

Exhibits
4. Please file a more recently dated legal opinion.

Form 10-K for the fiscal year ended May 31, 2005

Controls and Procedures, page 61
5. We refer you to comment 5 of our letter dated July 13, 2005. We note your disclosure that your "Chief Executive Officer and Chief Financial Officer have concluded that the Company`s disclosure controls and procedures were effective as of May 31, 2005 to ensure that information required to be disclosed by the Company in reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms." Please advise, if true that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in reports that you filed or submit under the Exchange Act is accumulated and communicated to your management including you chief executive and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

* * * * *

	If you have any questions, please call Adam Halper, at (202) 551-3482 or Perry Hindin, at (202) 551-3444. If you require additional assistance you may contact me, at (202) 551-3462 or in my absence Barbara C. Jacobs, Assistant Director at, (202) 551-3730.

								Sincerely,


								Mark P. Shuman
								Branch Chief - Legal



cc:	Via Facsimile
      Peter E. Williams III, Chief Financial Officer
      Fax: (650) 581-2599
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Bobby Yazdani
Saba Software, Inc.
September 16, 2005
Page 1